March 10, 2008

Jill Davis

Branch Chief

United States

Securities and Exchange Commission

Washington, DC  20549-7010

U.S.A.

Dear Ms Davis:

Re: Emgold Mining Corporation (SEC File No. 000-51411) (the “Company”)
Annual Report in Form 20-F for Period Ended December 31, 2006

We are replying to your letter dated January 25, 2008 (the “Comment Letter”), regarding the above captioned Annual Report filing.

Note 5 (b) Preference shares, issued, page 93

1.

We note your response to comment one of our letter dated September 17, 2007.  Please tell us if the conversion and redemption features of your preference shares are embedded derivatives that should be separated from the host contract and accounted for as a derivative instrument pursuant to paragraphs 12-16 of SFAS 133.  In doing so, please tell us if the nature of the host contract is more akin to debt or equity.  Refer to paragraph 61(1) of SFAS 133.  If you determined that the preference shares contain embedded derivatives whose value is nil, please provide us a summary of this conclusion and tell us if classification of your preference shares within permanent equity is permissible under EITF Topic D-98.

Comment 1

In making our initial assessment and considering specifically the guidance in SFAS133 paragraph 12 (a), (b) and (c) we determined that the gold redemption feature meets all the of the criteria required in order for it to constitute an embedded derivative which should be bifurcated from the host contract.  In making this assessment, the Company also assessed paragraph 61(l) of SFAS133 and also determined that the host contract was more akin to equity.  The value of the embedded derivative will fluctuate with the market price of gold.

In assessing the fair value of the embedded derivative we considered the probability that the Company would have gold on hand to enable the holder of the redemption feature to exercise it.  Based on the historical operation of the Company, its current exploration status, and the fact that it has no gold reserves on hand at the present time, or any ability to accelerate its current properties to producing status, we assessed the likelihood of the holders’ ability to exercise the redemption feature as practically nil.  Consequently, we determined that the fair value of any underlying embedded derivative was negligible.  The same assessment has been reached at each subsequent reporting date.

All the events that could trigger redemption were evaluated separately and we considered whether there were any triggering events that were not solely in the control of the issuer.  In doing so we assessed all the individual facts and circumstances and in particular, the guidance of paragraph 10 of EITF-D98.

The debt is only redeemable out of funds that are only available in the Company’s opinion otherwise required for the development of the Company’s mineral property interest development or to maintain a minimum of Cdn$2,000,000 in working capital.

The Company believes that this is solely at the discretion of the Company and cannot be triggered by the preference holders, as they have a non-substantive redemption right.  The holder may only have the debt redeemed from funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.  We believe that this effectively puts any redemption decision in the hands of the Company rather than the holder.  Consequently, and consistent with paragraph 10 of EITF-D98, we considered the classification of the preference shares as equity is appropriate.

 Engineering Comments

Resource classification, page 27

2.

We note your response providing us with the cutoff grade used to estimate your reserves and the economic parameters used to determine this cutoff grade.  Please include, within your amended filing, the information as provided in your response.  These parameters may be included as footnotes below your resource estimate table and elsewhere in the text as is appropriate.

Comment 2:

We have made the requested changes as black-lined in the attached amended Form 20-F.

Jazz Property, British Columbia, page 34

3.

We note your response to our guidelines for reporting analytical results, specifically regarding your sample ranges.  Please make the requested changes to your amended filing.

Comment 3:

We have made the requested changes as blacklined in the attached amended Form 20-F.

Yours truly,

EMGOLD MINING CORPORATION

“Sargent H. Berner”

`

Sargent H. Berner

Co-Executive Chairman and Co-Chief Executive Officer